DAVIS POLK & WARDWELL

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March 6, 2003

File No. 82-5201

MAR 6 2003

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

PROCESSED
MAR 10 2003
THOMSON
FINANCIAL

Re: **Gamesa, S.A. —**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

SUPPL

Ladies and Gentlemen:

On behalf of Grupo Auxiliar Metalúrgico, S.A. ("**Gamesa**"), a corporation (*sociedad anónima*) organized under the laws of Spain and in connection with Gamesa's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission a a slide presentation "Gamesa - Agreement with Marubeni and EPDC", dated March 2003.

If you have any questions or need any further information please call the undersigned at the number noted above.

Very truly yours,

Lillian R. Saldanha

Lillian R. Saldanha
Legal Assistant

dlw 3/7

Enclosure
cc w/ enc: Hipólito Suárez Gutiérrez, Gamesa
Ricardo M. González, Davis Polk & Wardwell

Gamesa

Agreement with Marubeni and EPDC





MARCH 2003

Agenda

- Transaction's Details
- Marubeni & J-Power in Brief

Gamesa

Agenda

- Transaction's Details

Transaction's Details

Terms of the Agreement

- Gamesa has signed an agreement with Marubeni (Japanese Industrial Conglomerate) and J-Power (Japanese Utility) to collaborate in the Wind Energy.

- The agreement includes two different areas:

  - The companies acquire one Spanish windfarm with an equivalent power of 64.21 MW.

  - The companies have signed an WTG supply contract for 257 MW with Gamesa Eólica.

Gamesa

Transaction's Details
Windfarm Sale

- Windfarm Name: Seixo Cando
- Installed Power: 64.21 MW
- Location: Galicia (Spain)


Galicia
64.21 MW

Equity Value (100%):	EUR 29.5 MM
Capital Gain Gamesa Energía:	EUR 20.0 MM
Cash in:	EUR 33.4 MM
Debt Deconsolidation:	EUR 41.0 MM
Debt Reduction:	EUR 74.4 MM

Gamesa

Transaction's Details
Supply of Windturbines

- Expected Volume: 257 MW
- Delivery Schedule: 2003 – 2007
- Areas of Delivery:
  - Australia 150 MW
  - Spain 50 MW
  - Other Regions 57 MW

Gamesa

Agenda

- Marubeni and J-Power in Brief

Marubeni and J-Power Brief

Marubeni. Strong Industrial Conglomerate

- Large Japanese Industrial Conglomerate
- Worldwide presence
- Strong position in Asia and Australia
- Main Business Areas:
  - Utility & Infrastructure
  - Development & Construction
  - Plant & Ship
  - Transportation & Industrial Machinery
  - Energy
  - Metals & Mineral Resources
  - Chemicals
  - Textile

Gamesa

Marubeni and J-Power Brief

J-Power. Leading Japanese Utility

- Electric Power Utility since 1952.
- Japan's largest wholesaler
- In process of Privatisation
- Focusing in Renewable Energies (amongst largest wind developer in Japan)
- Changing to a global player
- Strong position in South East Asia
- Increase in Overseas Investments

Forward Looking Statement

Certain information in this presentation, including the information concerning economic and industry outlooks, prospective product developments, uses of cash and revenue and earnings forecasts, is forward-looking statements. This information is made available pursuant to the safe harbor provisions for "forward looking statements" as defined under the securities laws. Our operations, products, and markets are subject to a number of risk factors, which may cause actual results to vary materially from those anticipated in the forward looking statements. The words "believe", "may", "will", estimate", "continue", "anticipate", intend", "expect", forecast" and similar words are intended to identify forward looking statements.

We underttake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. Actual results and performance could differ substantially from those anticipated in our forward-looking statements.

Gamesa